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                                   EXHIBIT 1

Sent via Facsimile
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Mr. Eugene Woznicki
Chairman of the Board of Directors
Penn Treaty American Corp.
3440 Lehigh Street
Allentown, PA  18103

October 29, 2007



Dear Mr. Woznicki:

This letter is a follow-up to correspondence dated June 8, 2007, between Monarch Activist Partners (Monarch) and the management and Board of Penn Treaty American Corp. ("PTA") regarding PTA's inability to file on a timely basis its Form 10-K for the year ended December 31, 2006. We notified the Board at that time that we would make our displeasure public if the situation was not rectified within a reasonable period of time.

Due to continued delays in filing the company's GAAP financials, as well as the recently announced restatement of prior earnings, we believe it is time for Penn Treaty's Board of Directors to immediately hire an investment banker to explore strategic alternatives, including the potential sale of the company.

Monarch believes PTA shares are worth north of $10 per share (applying a conservative 1.0x book value multiple- which would be closer to $11+ based on an improving book value in 2007) and the only near term way for shareholders to receive fair value is through the sale of the company. In conversations with other PTA shareholders as well as professionals in the industry, we believe that since the company is current in its statutory filings (including the 2006 Statutory Audit signed off on by BDO Seidman), a sale of the company would not be dependent upon the GAAP financials.

We believe PTA's Directors are in breach of their fiduciary responsibility by letting the financial reporting issues persist indefinitely without pursuing strategic alternatives. If PTA does not hire an investment banking firm to pursue alternatives and add shareholder representatives to the board immediately we intend to take action to unseat the board in the next shareholders' meeting. We do not make these threats lightly and regret the board has put its investors in this situation.

Additionally, with the recent resignation of Chairman Gary Hindes, a vacancy exists on the company's board. This vacancy should be filled by a shareholder of the company and the board should be reconstituted with shareholder friendly Directors.

Sincerely,




James Chadwick
Managing Partner, Monarch Activist Partners



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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of October 29, 2007



                                       CHADWICK CAPITAL MANAGEMENT LLC




                                       By:
                                           -------------------------------------
                                           James M. Chadwick, Manager



                                       MONARCH ACTIVIST PARTNERS LP

                                       By: Chadwick Capital Management LLC,
                                           its General Partner




                                       By:
                                           -------------------------------------
                                           James M. Chadwick, Manager






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